Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

        The following is a list of subsidiaries of Splunk Inc. as of January 31, 2013:

Entity Name	Jurisdiction of Incorporation
Splunk Serviços do Brasil Ltda.	Brazil
Splunk Services Canada Inc.	British Columbia, Canada
Splunk Services Cayman Ltd.	Cayman Islands
Splunk Services Germany GmbH	Germany
Splunk Services Hong Kong Ltd	Hong Kong
Splunk Services India Private Limited	India
Splunk Services Japan GK	Japan
Splunk Services Korea	Republic of Korea
Splunk Services LLC	Delaware, U.S.
Splunk Services Netherlands B.V.	The Netherlands
Splunk Services Singapore Pte Ltd	Singapore
Splunk Services UK Limited	United Kingdom